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Ralph De Martino
Partner
(202) 724-6848 DIRECT
ralph.demartino@afslaw.com

December 19, 2023

Division of Corporation Finance
Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Juan Grana
Lauren Nguyen

Re:	SportsMap Tech Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed December 13, 2023 File No. 333-275521

To Whom It May Concern:

The undersigned serves as counsel to SportsMap Tech Acquisition Corporation (“SportsMap” or the “Company”). On behalf SportsMap, we are hereby responding to the letter dated December 18, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1, filed on December 13, 2023 (the “Registration Statement”). For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and SportsMap’s response follows each comment.

December 19, 2023

Amendment No. 1 to Registration Statement on Form S-1 filed December 13, 2023

Risk Factors

Sales of a substantial number of our securities in the public market by the registered holders or by our other existing securityholders…, page 38

1.	We note your revised disclosure in response to prior comment 6 and reissue the comment in part. Please expand your disclosure to highlight the current approximate percentage of securities being registered for resale out of the total number of securities outstanding.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 42 accordingly.

* * * * *

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Company’s Registration Statement.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: David Gow